SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

UNIONBANCORP, INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

908908106

(CUSIP Number)

Patrick J. Bruks, 330 North Wabash Ave., Suite 2200, Chicago, IL 60611 (312) 840-7090

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paula Wolff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,281(See Items 2 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,281(See Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN (See Item 2)

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wayne W. Whalen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,281(See Items 2 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,281(See Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN (See Item 2)

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WPW Associates, L.P., a Georgia Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,950 (See Items 2 and 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 36,950 (See Items 2 and 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN (See Item 2)

ITEMS TO SCHEDULE 13D

Item 1.	Security and Issuer

This Statement relates to the common stock, $1.00 par value per share (the “Union Common Stock”) of UnionBancorp, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 122 West Madison Street, Ottawa, Illinois 61350.

Item 2.	Identity and Background

The undersigned, Paula Wolff (“Wolff”), and Wayne W. Whalen, Wolff’s husband (“Whalen”), and WPW Associates, L.P., a Georgia limited partnership (“WPW” and collectively with Wolf and Whalen, the “Reporting Persons”), hereby file this Amendment No. 5 to their previously filed Schedule 13D.  The Reporting Persons originally filed a Schedule 13D to which this Amendment No. 5 relates on October 10, 1996 with respect to their ownership of Union Common Stock. Whalen and Wolff filed an Amendment No. 1 to such Schedule 13D on March 6, 2000, Whalen and Wolff filed an Amendment No.  2 to such Schedule 13D on October 23, 2000, Whalen & Wolff filed an Amendment No. 3 to such Schedule 13D on October 19, 2001 and Whalen & Wolff filed an Amendment No. 4 to such Schedule 13D on January 2, 2002.  Wolff and Whalen are the general partners of WPW and, in such capacity, each owns one percent of the outstanding partnership interests of WPW.  Wolff and Whalen are each citizens of the United States and reside at 4920 S. Greenwood, Chicago, Illinois 60615.  At the present time, Wolff is an executive with Chicago Metropolitan 2020, which is a not-for-profit organization located in Chicago, Illinois.  Whalen is a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 W. Wacker Drive, Chicago, Illinois 60606.  WPW is a family limited partnership established and funded by Wolff and Whalen in 1996 for estate planning purposes.  The address of its principal business and principal office is 4920 S. Greenwood, Chicago, Illinois 60615.  During the last five years, neither WPW, nor Wolff, nor Whalen (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration used by Wolff and Whalen on their own behalf and on behalf of their children (the “WW Children”) to purchase the shares of Union Common Stock subject to this Statement came from their personal funds.

Item 4.	Purpose of Transaction
The shares of Union Common Stock subject to this Statement are held by Wolff, Whalen and their children solely for investment purposes.

Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate.  The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                  Between February 11, 2002 and August 6, 2003, (i) Whalen and Wolff jointly purchased 43,000 shares of Union Common Stock at an average price of $17.38, which represents 1.07% of the issued and outstanding shares of Union Common Stock; (ii) Whalen and Wolff also purchased on behalf of their children, 24,000 shares of Union Common Stock at an average price of $15.88, which represents .6% of the issued and outstanding shares of Union Common Stock; and (iii) Wolff as custodian of UTMA accounts for certain WW Children purchased 2,000 shares of Union Common Stock at an average price of $14.38 which represents .05% of the issued and outstanding shares of Union Common Stock.  In sum, between February 11, 2002 and August 6, 2003, Whalen and Wolff beneficially acquired 69,000 shares of Union Common Stock at an average price of $16.77 which represents 1.7% of the issued and outstanding shares of Union Common Stock and which shares of Union Common Stock are the subject of this Amendment.  On August 6, 2003, the Reporting Persons acquired 10,000 shares of Union Common Stock which increased their beneficial ownership to 721,281 shares or 1.2% more than the 672,981 shares reported as beneficially owned on their last Schedule 13D Amendment which was filed on January 2, 2002. The January 2, 2002 Schedule 13D filing inadvertently overstated the beneficial ownership of the Reporting Persons by 20,700 shares of Union Common Stock. In addition to the shares of Union Common Stock which are subject to this Amendment, the Reporting Persons own 652,281 shares of Union Common Stock which represent 16.3% of the issued and outstanding shares of Union Common Stock.  Such ownership was previously reported on a Schedule 13D filed on October 10, 1996 as amended on March 6, 2000, October 23, 2000, October 19, 2001, and January 2, 2002.

In aggregate, the Reporting Persons currently beneficially own a total of 721,281 shares of Union Common Stock representing, collectively, 18.0% of the issued and outstanding shares of Union Common Stock.

The number of shares of Union Common Stock beneficially owned by the Reporting Persons and reported in this Amendment does not include 1,381 shares of Company’s convertible preferred stock owned by WPW.

(b)                                  Whalen and Wolff may each be deemed to share voting and dispositive power with respect to 721,281 shares of Union Common Stock.  WPW may be deemed to have sole voting and dispositive power with respect to 36,950 shares of Union Common Stock.

(c) The following is a description of transactions effectuated by the Reporting Persons since the most recent Schedule 13D filing:

(a) Wolff as custodian (“Wolff as UTMA Custodian”) of UTMA accounts for certain WW children on 02/11/02 purchased 1,000 shares of Union Common Stock for $14.00 per share; (b) WW Child on 02/12/02 purchased 500 shares of Union Common Stock for $14.00 per share; (c) WW Child on 02/13/02 purchased 358 shares of Union Common Stock for $14.00 per share;  (d) WW Child on 02/13/02 purchased 142 shares of Union Common Stock for $14.00 per share;  (e) WW Child on 05/24/02 purchased 2,500 shares of Union Common Stock for $14.70 per share;  (f) WW Child on 05/24/02 purchased 2,500 shares of Union Common Stock for $14.70 per share;  (g)  WW Child on 05/24/02 purchased 2,500 shares of Union Common Stock at $14.70 per share;  (h)  WW Child on 05/24/02 purchased 2,500 shares of Union Common Stock at $14.70 per share;  (i)  Whalen and Wolff on 07/23/02 purchased 5,000 shares of Union Common Stock at $14.90 per share; (j)  Whalen and Wolff on 08/7/02 purchased 20,000 shares of Union Common Stock at $14.95 per share;  (k)  Wolff as UTMA Custodian on 08/07/02 purchased 100 shares of Union Common Stock at $14.75 per share;  (l) Wolff as UTMA Custodian on 08/27/02 purchased 900 shares of Union Common Stock at $14.75 per share;  (m) Whalen and Wolff on 08/27/02 purchased 1,000 shares of Union Common Stock at $14.75 per share;  (n)  Whalen and Wolff on 07/18/03 purchased 5,400 shares of Union Common Stock at $20.00 per share;  (o)  Whalen and Wolff on 07/18/03 purchased 1,600 shares of Union Common Stock at $20.00 per share;  (p)  WW Child on 07/18/03 purchased 2,100 shares of Union Common Stock at $20.00 per share;  (q)  WW Child on 07/18/03 purchased 4,200 shares of Union Common Stock at $20.00 per share;  (r)  WW Child on 07/18/03 purchased 2,500 shares of Union Common Stock at $20.00 per share;  (s)  WW Child on 07/18/03 purchased 4,200 shares of Union Common Stock at $20.00 per share;  (t)  Whalen and Wolff on 08/06/03 purchased 10,000 shares of Union Common Stock at $21.90 per share.  All the foregoing transactions were effectuated in the open market.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A. Copy of an Agreement between Wolff, Whalen and WPW to file this Statement on Schedule 13D on behalf of each of them.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 12, 2003	PAULA WOLFF
Chicago, Illinois
	/s/	Paula Wolff
An Individual

DATE: August 12, 2003	WAYNE W. WHALEN
Chicago, Illinois
	/s/	Wayne W. Whalen
An Individual

DATE: August 12, 2003	WPW ASSOCIATES, L.P. a Georgia
Chicago, Illinois	Limited Partnership

	By: /s/	Wayne W. Whalen
	Name:	Wayne W. Whalen
	Title:	Partner

EXHIBIT A

AGREEMENT
TO
JOINTLY FILE SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of UnionBancorp, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

DATED:	August , 2003	PAULA WOLFF
Chicago, Illinois
		/s/	Paula Wolff
An Individual

DATED:	August , 2003	WAYNE W. WHALEN
Chicago, Illinois
		/s/	Wayne W. Whalen
An Individual

DATED:	August , 2003	WPW ASSOCIATES, L.P. a Georgia
	Chicago, Illinois	Limited Partnership

		By: /s/	Wayne W. Whalen
		Name:	Wayne W. Whalen
		Title:	General Partner